SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

July 29, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

AIXTRON SE © 2014, HALF-YEAR GROUP FINANCIAL REPORT

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, and a range of other high technology applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies its customers with both production-scale material deposition systems and systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s technologies to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes customer-specific systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition (PVPD®), Organic Vapor Phase Deposition („OVPD®”) or large area deposition for Organic Light Emitting Diodes („OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition („PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For Silicon Semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition („CVD”) and Atomic Layer Deposition („ALD”).

AIXTRON is committed to investing in research and development projects to not only further strengthen the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets for power management, organic semiconductors and next generation memory applications.

2. Macroeconomic and Industry Developments

Macroeconomic developments

In spite of a rather subdued economic development in the first months of 2014 due to temporary factors, such as an unusually hard winter in the US and the geopolitical conflict in Ukraine, global growth is expected to accelerate in the course of the year and to come in just slightly above the previous year’s figure.

Consequently, the Kiel Institute for the World Economy (IfW) has slightly reduced its growth projections compared to the spring report published in March 2014. The IfW now forecasts global growth to increase from 3.1% in 2013 to 3.5% in 2014 (March 2014: 3.6%) and 3.9% in 2015 (March 2014: 4.0%). Taking into account the currently dampened growth dynamics in many emerging economies, the most important factor for global growth is the expected positive development of the advanced economies, e. g. the US, the UK and the Euro area.

AIXTRON does currently not expect the global economic environment to negatively affect its business development in 2014.

In the first half year of 2014, the US Dollar exchange rate moved in a range between 1.35 USD/EUR and 1.40 USD/EUR. The most important factors for the exchange rate development were a number of positive economic data points from the Euro zone in combination with low inflation rates, resulting in a depreciation of the US Dollar from the beginning of February until early May. Towards the end of the first six months 2014, the continued quantitative easing of the European Central Bank’s monetary policy led to a stronger US Dollar. The US Dollar exchange rate at the end of the second quarter 2014 has slightly improved to 1.369 USD/EUR from 1.377 USD/EUR at the end of 2013. Compared to June 30, 2013 (closing price: 1.301 USD/EUR), the US Dollar was down by approximately 5%. The average exchange rate used by AIXTRON to translate income and expenses denominated in US Dollars in the first six months of 2014 was 1.37 USD/EUR (Q1/2014: 1.37 USD/EUR; Q2/2014: 1.37 USD/EUR) which was down 5% compared to the previous year (H1/2013: 1.31 USD/EUR).This caused corresponding negative effects on AIXTRON’s US Dollar denominated revenue and earnings situation in the first half-year 2014.

Industry developments

According to recent reports from industry experts and organizations, the fast growing LED penetration of the general lighting market is now also expected to drive a noticeable recovery of LED equipment spending over the coming years. Moreover, the LED backlighting markets are still showing good performance that is driven by the demand for larger screen size in both mobile and stationary devices. According to the market research firm IHS, MOCVD equipment spending for LED applications is expected to stabilize at approximately USD 385m in 2014 (forecast as of June 2014) and to improve in 2015. The market research firm Gartner (as of April 2014) estimated that the global MOCVD equipment market will be growing at a compound annual rate of 17% from 2013 to 2018. In the same report, Gartner forecasts total aggregated MOCVD equipment volume to amount to USD 3.6 billion. It is estimated that more than 70% of this volume is attributable to the production of LEDs, the majority of which will be shipped to China and Taiwan. Regarding competition, IHS predicts that the market will continue to be dominated by the two major players AIXTRON and Veeco together with the Japanese equipment vendor Taiyo Nippon Sanso.

The consolidation of the LED manufacturing industry is making further progress as evidenced by Epistar’s acquisition of Formosa Epitaxy (Forepi) announced at the end of June 2014. This suggests that some LED manufacturers are intending to solve their short term capacity shortages by leveraging existing capacity.

3. Business Performance and Key Developments

Utilization rates of most tier one LED chip manufacturers remain high. The increasingly positive market sentiment has not yet translated into increased investments into AIXTRON’s LED manufacturing equipment. Thus, at EUR 38.2m AIXTRON’s order intake in the second quarter 2014 improved by 25% year-on-year and remained stable sequentially (Q2/2013: EUR 30.5m; H1/2014: EUR 75.9m; H1/2013: EUR 60.3m; Q1/2014: EUR 37.7m).

AIXTRON continues working on the Company’s efficiency improvements as part of Phase 2 of the 5-Point-Program, focusing on cost reductions as well as Supply Chain, Service and Production processes. Some examples of current activities include the Supply-Chain-Project, which, amongst others, targets to reduce risks in the procurement and storage of material by reducing delivery lead times. Additionally, Design-to-Cost-Programs have been initiated in order to reduce material cost on a continuous basis.

Revenues amounting to EUR 46.2m in Q2/2014 showed an improvement against the previous year and increased by 5% sequentially (Q2/2013: EUR 45.3m; Q1/2014: EUR 43.9m). On a half-yearly basis, H1/2014 revenues were up by 5% from the previous year (H1/2014: EUR 90.1m; H1/2013: EUR 85.6m).

Second quarter cost of sales at EUR 33.6m (Q2/2013: EUR 33.1m; Q1/2014: EUR 33.1m) were stable both year-on-year and sequentially. On a half-yearly basis, cost of sales were down significantly by EUR 54.2m to EUR 66.7m in H1/2014 (H1/2013: EUR 120.9m), which is mainly due to the previous year’s inventory write-downs of EUR 43.0m.

This resulted in a slightly improved Q2/2014 gross profit of EUR 12.6m year-on-year. Sequentially, gross profit was up 17%, which was due to higher revenues and a more favorable product mix (Q2/2013: EUR 12.3m; H1/2014: EUR 23.4m; H1/2013: EUR -35.4m; Q1/2014: EUR 10.8m).

The operating expenses at EUR 23.2m showed a slight increase both sequentially and year-on-year, reflecting an increase in research and development expenses (Q2/2013: EUR 22.0m; Q1/2014: EUR 21.7m). In a half-yearly comparison, operating costs were down from EUR 50.7m in H1/2013 to EUR 44.9m in H1/2014, which was partially due to restructuring charges of EUR 3.0m included in the previous years’ figure.

As a result of the above mentioned business development the Q2/2014 EBIT at EUR -10.6m was broadly stable compared to Q2/2013 and Q1/2014, reflecting the still subdued business environment (Q2/2013: EUR -9.8m; H1/2014: EUR -21.5m; H1/2013: EUR -86.1m; Q1/2014: EUR -10.9m).

The net result for Q2/2014 amounted to EUR -11.6m (Q2/2013: -11.8m; H1/2014: EUR -23.4m; H1/2013: EUR -87.8m; Q1/2014: EUR -11.8m).

The operating cash flow was down in Q2/2014 sequentially as well as year-on-year and amounted to EUR -15.3m (Q2/2013: EUR -1.5m; H1/2014: EUR -25.1m; H1/2013: EUR 8.6m; Q1/2014: EUR -9.8m). The free cash flow in Q2/2014 was EUR -17.5m (Q2/2013: EUR -3.7m; H1/2014: EUR -31.3m; H1/2013: EUR 5.6m; Q1/2014: EUR -13.8m). Apart from the loss incurred, this development was mainly due to a scheduled increase of inventory for new MOCVD tools and spares.

AIXTRON reported cash and cash equivalents (including bank deposits with a maturity of more than three months) of EUR 275.6m as of June 30, 2014 (Dec. 31, 2013: EUR 306.3m), and continues to record no bank borrowings.

4. Results of Operations

4.1. Development of Revenues

During the first six months of 2014, AIXTRON recorded total revenues of EUR 90.1m, an increase of EUR 4.5m or 5% compared to the same period last year (H1/2013: EUR 85.6m) with MOCVD equipment demand remaining to be the largest revenue contributor. Compared to the previous quarter, revenues increased also by 5% from EUR 43.9m in Q1/2014 to EUR 46.2m in Q2/2014.

Equipment revenues, excluding spares and service, were EUR 66.8m in H1/2014 (H1/2013: EUR 63.9m), representing 74% of the total H1/2014 revenues (H1/2013: 75%). In the second quarter 2014, equipment revenues amounted to EUR 34.7m (Q2/2013: EUR 34.4m). In a quarterly sequential comparison this represents an increase of 8% (Q1/2014: EUR 32.1m).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first half-year 2014 are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and increasingly for general lighting applications.

The remaining revenues were generated by the sale of spares and service and were 26% of total revenues in H1/2014 (H1/2013: 25%; Q2/2014: 25%; Q1/2014: 27%).

	2014		2013
Revenues by Equipment, Spares &	H1		H1		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	66.8	74	63.9	75	2.9	5
Other revenues (service, spare parts, etc.)	23.3	26	21.7	25	1.6	7
Total	90.1	100	85.6	100	4.5	5

79% of total revenues in H1/2014 were generated by sales to customers in Asia. This is one percentage point more than in the previous year (H1/2013: 78%; Q1/2014: 79%). Meanwhile, 16% of revenues in H1/2014 were generated in Europe (H1/2013: 12%; Q1/2014: 17%) and the remaining 5% in the USA (H1/2013: 10%; Q1/2014: 4%).

	2014		2013
	H1		H1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	71.4	79	66.9	78	4.5	7
Europe	14.5	16	10.2	12	4.3	43
USA	4.2	5	8.5	10	-4.3	-51
Total	90.1	100	85.6	100	4.5	5

4.2. Development of Results

	2014		2013
	H1		H1		+/-
Cost Structure	m EUR	%	m EUR	%	m EUR	%
Cost of sales	66.7	74	120.9	141	-54.2	-45
Gross profit	23.4	26	-35.4	-41	58.8	166
Operating costs	44.9	50	50.7	59	-5.8	-11
Selling expenses	7.3	8	14.3	17	-7.0	-49
General and administration expenses	9.6	11	9.4	11	0.2	2
Research and development costs	29.2	32	29.4	34	-0.2	-1
Net other operating (income) and expenses	-1.2	-1	-2.4	-3	1.2	50

Cost of sales in H1/2014 decreased by 45% year-on-year from EUR 120.9m to EUR 66.7m. This reduction is mainly attributable to inventory write-downs of EUR 43.0m and restructuring costs (EUR 3.0m) recorded in Q1/2013. Cost of sales relative to revenues decreased to 74% in H1/2014 (H1/2013: 141%).

In Q2/2014, cost of sales compared to the previous quarter were virtually stable at EUR 33.6m (Q1/2014: EUR 33.1m). Relative to revenues this results in a decrease from 75% in Q1/2014 to 73% in Q2/2014.

Against this background, the Company’s gross profit in H1/2014 increased year-on-year to EUR 23.4m (H1/2013: EUR -35.4m), resulting in a gross margin of 26% (H1/2013: -41%). In a quarterly comparison, the gross profit in Q2/2014 improved to EUR 12.6m sequentially (Q1/2014: EUR 10.8m; Q2/2013: EUR 12.3m), due to higher revenues as well as a more favorable product mix and remained stable year-on-year. The Q2/2014 gross margin was 27% (Q1/2014: 25%; Q2/2013: 27%).

Operating costs in H1/2014 reflected efficiency gains from the Company’s 5-Point-Program and showed a decrease of 11% to EUR 44.9m compared to EUR 50.7m in H1/2013. In a quarterly sequential comparison, operating costs in Q2/2014 were affected by higher R&D expenses and amounted to EUR 23.2m (Q1/2014: EUR 21.7m).

The operating cost development was influenced by the following single factors:

Due to lower volume related costs, selling expenses in H1/2014 decreased year-on-year by 49% to EUR 7.3m (H1/2013: EUR 14.3m). Sequentially, selling expenses in Q2/2014 were down 13% and amounted to EUR 3.4m (Q1/2014: EUR 3.9m).

In H1/2014, general and administration expenses were broadly stable at EUR 9.6m (H1/2013: EUR 9.4m). In Q2/2014, general and administration expenses were down sequentially by 12% to EUR 4.5m (Q1/2014: EUR 5.1m).

Research and development costs in H1/2014 were broadly unchanged year-on-year at EUR 29.2m (H1/2013: EUR 29.4m), reflecting the continued strategic importance of AIXTRON’s internal R&D capabilities. In Q2/2014, R&D costs amounted to EUR 15.5m and thus came in 13% above the previous quarter (Q1/2014: EUR 13.7m), which was mainly due to costs related to the impending launch of a new MOCVD tool generation.

	2014	2013
Key R&D Information	H1	H1	+/-
R&D expenses (in EUR million)	29.2	29.4	-1%
R&D expenses, % of sales	32	34
R&D employees (period average)	279	324	-14%
R&D employees, % of total headcount (period average)	36	36

Net other operating income and expenses in the first six months of 2014 resulted in an income of EUR 1.2m (H1/2013: EUR 2.4m income; Q2/2014: EUR 0.1m income; Q1/2014: EUR 1.1m income).

In H1/2014, AIXTRON recorded a net currency expense of EUR 0.5m (H1/2013: income of EUR 0.5m) from currency transaction and translation differences of balance sheet positions.

EUR 0.6m of R&D grants received in H1/2014 (H1/2013: EUR 1.8m; Q2/2014: EUR 0.2m; Q1/2014: EUR 0.4m), were recorded as other operating income.

The absolute operating result (EBIT) increased in a year-on-year comparison by EUR 64.6m from EUR -86.1m in H1/2013 to EUR -21.5m. Besides the reduced operating cost base this is mainly due to unusual items, totaling EUR 53.9m, which were included in the previous year’s figures.

Compared to the previous quarter, the operating result in Q2/2014 remained stable at EUR -10.6m (Q1/2014: EUR -10.9m).

Result before taxes improved year-on-year by EUR 64.8m from EUR -85.6m in H1/2013 to EUR -20.8m in H1/2014, including a net finance income of EUR 0.7m in H1/2014 (H1/2013: EUR 0.5m; Q2/2014: EUR 0.4m; Q1/2014: EUR 0.2m). In Q2/2014, the result before taxes was up sequentially to EUR -10.1m (Q1/2014: EUR -10.7m).

In H1/2014, AIXTRON recorded a country specific tax expense of EUR 2.6m (H1/2013: EUR 2.2m tax expense; Q2/2014: EUR 1.5m tax expense; Q1/2014: EUR 1.1m tax expense).

The net result was up by EUR 64.4m year-on-year from EUR -87.8m in H1/2013 to EUR -23.4m in H1/2014. In Q2/2014, the net result amounted to EUR -11.6m (Q1/2014: EUR -11.8m).

4.3. Development of Orders

	2014	2013	+/-
Equipment Orders (in EUR million)	H1	H1	EUR	%
Equipment order intake	75.9	60.3	15.6	26
Equipment order backlog (end of period)	66.4	71.7	-5.3	-7

As a matter of internal policy, the 2014 US Dollar based order intake and backlog are recorded at the current 2014 budget exchange rate of 1.35 USD/EUR (2013: 1.30 USD/EUR).

In H1/2014, equipment order intake was up year-on-year by EUR 15.6m and came in at a total of EUR 75.9m (H1/2013: EUR 60.3m). Sequentially, the equipment order intake of EUR 38.2m was also up compared to the previous quarter (Q1/2014: EUR 37.7m).

The total equipment order backlog of EUR 66.4m as at June 30, 2014, was 7% lower than the EUR 71.7m at the same point in time in 2013, but 14% higher than the 2014 opening backlog of EUR 58.1m.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1. the receipt of a firm written purchase order,

2. the receipt of the agreed deposit,

3. accessibility to the required shipping documentation,

4. a customer confirmed agreement on a system specific delivery date.

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is no sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

5. Financial Position and Net Assets

The Company recorded no bank borrowings as of June 30, 2014, and December 31, 2013.

The equity ratio remained stable at 82% as of June 30, 2014, compared to 83% as of December 31, 2013.

The AIXTRON Group’s capital expenditures for the first six months of 2014 amounted to EUR 6.2m (H1/2013: EUR 3.8m), of which EUR 5.9m (H1/2013: EUR 3.7m) related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 275.6m (EUR 122.8m + EUR 152.8m cash deposits) as of June 30, 2014, compared to EUR 306.3m (EUR 167.5m + EUR 138.9m cash deposits) as of December 31, 2013. This development reflects the losses occurred as well as the scheduled increase of inventories for new MOCVD tools and spares.

The value of property, plant and equipment was virtually stable at EUR 78.3m as of June 30, 2014 (EUR 79.9m as of December 31, 2013).

The value of goodwill at EUR 64.5m as per June 30, 2014, also remained stable compared to EUR 64.1m as per December 31, 2013. There were no additions or impairments in the first six months of 2014. The minimal differences were solely due to exchange rate fluctuations.

The value of other intangible assets decreased from EUR 3.1m as per December 31, 2013, to EUR 2.7m as per June 30, 2014. Differences arose mainly from amortization.

Inventories, including raw materials, unfinished and finished goods, were up to EUR 72.7m as per June 30, 2014, compared to EUR 66.2m as of December 31, 2013, reflecting the above mentioned requirements for new MOCVD tools and spares.

Advance payments from customers showed an increase of EUR 4.9m to EUR 51.1m as of June 30, 2014, compared to EUR 46.2m as of December 31, 2013.

Trade receivables increased from EUR 27.7m as of December 31, 2013, to EUR 30.3m as of June 30, 2014, which was mainly due to an increased delivery volume towards the end of the period.

Other current provisions were down by EUR 7.4m from EUR 32.1m as of December 31, 2013, to EUR 24.7m as of June 30, 2014, mainly due to the continued progression of the restructuring process.

6. Opportunities and Risks

AIXTRON expects the following market trends and opportunities in the relevant end user markets to possibly have a positive effect on future business:

Short Term

• Further increasing adoption of LEDs for exterior, public infrastructure and commercial lighting

• Increasing adoption of LEDs for consumer and residential general lighting applications

• Introduction of a new MOCVD tool generation for LED manufacturing

• Increased usage of GaN based devices for energy efficient power electronics

• Development of next generation NAND, DRAM and PCRAM memory devices

• Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications

Mid- to Long term

• Increasing use of LEDs for industrial lighting

• Progress in the development of technologies for large area OLED displays as well as organic material large area deposition and OLED lighting

• Further progress in the development of GaN-on-Silicon LEDs

• Increased emergence and further development of plastic electronics / flexible organic TFT backplanes

• Increased development activity for specialized compound solar cell applications

• Increasing requirements for High-k and interconnect components, implying a new approach to production technologies

• Progress in the convergence of compound semiconductor material applications for further miniaturization, e. g. substituting materials in the silicon semiconductor industry

• Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene)

• Development of alternative LED applications such as Visual Light Communication technology

AIXTRON is exposed to a series of risks, which are described in detail in the “Risk Report” of the Annual Report 2013 and in the section “Risk Factors” in AIXTRON’s 2013 20-F Report, which was filed with the U.S. Securities and Exchange Commission on February 25, 2014. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first six months of 2014, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2013 Annual Report/20-F Report referred to above.

7. Outlook

Global demand for LEDs continues to increase, driven by the growing adoption of LEDs in the general lighting market. Although there is increasingly positive sentiment in LED end markets, AIXTRON customers remained hesitant to expand LED production capacity on a larger scale, which is partially due to consolidation and customers currently evaluating next generation MOCVD tools. Nevertheless, Management continues to expect the demand for MOCVD production capacity to pick up driven by further increasing LED demand. However, the exact timing and extent of such a pickup remains difficult to predict.

Management reiterates its guidance made at the end of February for 2014 for revenues to be in line with those of last year. Concurrently, the Company is not expected to be profitable on an EBIT basis over the course of this year. However, Management continues to expect a year-on-year improvement in earnings due to progress made in cost savings and restructuring.

AIXTRON remains committed to the realization of its technology and product roadmap, which is seen as an integral part of the Company’s future. AIXTRON will remain particularly focused on the release of a new generation of MOCVD equipment. At the same time, AIXTRON will continue projects within the 5-Point-Program to increase efficiencies across the business, with a particular emphasis on processes and Design-to-Cost initiatives.

AIXTRON continues to expect that no external bank debt financing will be required in 2014. Furthermore, AIXTRON expects to retain its strong equity base in the foreseeable future.

As of June 30, 2014, AIXTRON was not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

Interim Financial Statements

1. Consolidated Income Statement*

*unaudited

in EUR thousands	H1/2014	H1/2013

Revenues	90,149	85,562
Cost of sales	66,700	120,945
Gross profit	23,449	-35,383

Selling expenses	7,317	14,293
General administration expenses	9,642	9,406
Research and development costs	29,234	29,365
Other operating income	1,345	3,091
Other operating expenses	93	696
Operating result	-21,492	-86,052

Finance income	664	477
Finance expense	0	3
Net finance income	664	474
Result before taxes	-20,828	-85,578

Taxes on income	2,610	2,191
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-23,438	-87,769

Basic earnings per share (in EUR)	-0.21	-0.87
Diluted earnings per share (in EUR)	-0.21	-0.87

2. Consolidated Statement of other Comprehensive Income*

*unaudited

in EUR thousands	H1/2014	H1/2013

Profit or Loss	-23,438	-87,769

Currency translation adjustment	1,553	-2,569
Other comprehensive income	1,553	-2,569
Total comprehensive income attributable to equity holders of AIXTRON SE	-21,885	-90,338

3. Consolidated Statement of Financial Position*

*unaudited

in EUR thousands	30.06.14	31.12.13
Assets
Property, plant and equipment	78,307	79,866
Goodwill	64,528	64,115
Other intangible assets	2,671	3,058
Other non-current assets	876	907
Deferred tax assets	4,791	4,613
Tax assets	176	177
Total non-current assets	151,349	152,736
Inventories	72,678	66,183
Trade receivables less allowance kEUR 1,789 (2013: kEUR 1,821)	30,335	27,654
Current tax assets	958	5,388
Other current assets	8,299	4,925
Other financial assets	152,751	138,853
Cash and cash equivalents	122,828	167,454
Total current assets	387,849	410,457
Total assets	539,198	563,193

Liabilities and shareholders’ equity

Subscribed capital
Number of shares: 111,523,448 (2013: 111,534,520)	111,523	111,535
Additional paid-in capital	370,909	370,842
Retained earnings	-31,729	-8,291
Income and expenses recognized in equity	-7,130	-8,683
Total shareholders’ equity	443,573	465,403
Other non-current liabilities	65	92
Other non-current accruals and provisions	1,860	1,977
Deferred tax liabilities	35	300
Total non-current liabilities	1,960	2,369
Trade payables	14,387	13,517
Advance payments from customers	51,140	46,188
Other current accruals and provisions	24,688	32,080
Other current liabilities	2,661	2,948
Current tax liabilities	789	688
Total current liabilities	93,665	95,421
Total liabilities	95,625	97,790
Total liabilities and shareholders’ equity	539,198	563,193

4. Consolidated Statement of Cash Flows*

*unaudited

in EUR thousands	H1/2014	H1/2013
Cash inflow from operating activities
Net income for the period (after taxes)	-23,438	-87,769
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	218	947
Depreciation and amortization expense	8,082	7,276
Net result from disposal of property, plant and equipment	28	-41
Deferred income taxes	-385	1.299

Change in
Inventories	-6,091	65,246
Trade receivables	-2,343	10,196
Other assets	1,296	-13,790
Trade payables	706	2,533
Provisions and other liabilities	-7,779	14,179
Deferred revenues	0	12
Non-current liabilities	-147	1,502
Advance payments from customers	4,714	7,029
Cash inflow from operating activities	-25,139	8,619

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-5,888	-3,698
Capital expenditures in intangible assets	-338	-145
Proceeds from disposal of fixed assets	105	813
Bank deposits with a maturity of more than 90 days	-13,793	9,851
Cash inflow/outflow from investing activities	-19,914	6,821

Cash inflow/outflow from financing activities
Issue and buy back of equity shares	-166	1,080
Cash inflow/outflow from financing activities	-166	1,080

Effect of changes in exchange rates on cash and cash equivalents	593	-557
Net change in cash and cash equivalents	-44,626	15,963
Cash and cash equivalents at the beginning of the period	167,454	99,734
Cash and cash equivalents at the end of the period	122,828	115,697

Interest paid	-17	0
Interest received	400	954
Income taxes paid	-4,859	-916
Income taxes received	6,438	62

5. Consolidated Statement of Changes in Equity*

*unaudited

	Income and expense recognized directly in equity (H1/2014)
					Shareholders’
					equity
				Retained	attributable to
	Subscribed			Earnings/	the owners of
	capital under	Additional	Currency	Accumulated	AIXTRON SE
	IFRS	paid-in capital	translation	deficit	Total
Balance at January 1, 2014	111,535	370,842	-8,683	-8,291	465,403

Share based payments		221			221
Purchase of treasury shares	-26	-224			-250
Issue of shares for options	14	70			84
Net income for the period				-23,438	-23,438
Other comprehensive income			1,553		1,553
Total comprehensive income			1,553	-23,438	-21,885
Balance at June 30, 2014	111,523	370,909	-7,130	-31,729	443,573

	Income and expense recognized directly in equity (H1/2013)
					Shareholders’
					equity
				Retained	attributable to
	Subscribed			Earnings/	the owners of
	capital under	Additional	Currency	Accumulated	AIXTRON SE
	IFRS	paid-in-capital	translation	deficit	Total
Balance at January 1, 2013	100,896	278,952	-2,553	92,725	470,020

Share based payments		947			947
Issue of shares for options	240	846			1,086
Net income for the period				-87,769	-87,769
Other comprehensive income			-2,569		-2,569
Total comprehensive income			-2,569	-87,769	-90,338
Balance at June 30, 2013	101,136	280,745	-5,122	4,956	381,715

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

As in previous years, it was not audited according to §317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale, California (USA). In comparison with December 31, 2013, there have been no changes to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 „Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments (in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	H1/2014	71,388	14,556	4,205	90,149
	H1/2013	66,850	10,241	8,471	85,562
Segment assets (property, plant and equipment)	30/06/14	3,285	73,307	1,715	78,307
	30/06/13	4,390	88,124	1,520	94,034

3. Stock Option Plans

In the first six months of 2014, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	30/06/14	Exercised	Expired/Forfeited	Allocation	31/12/13
Stock options	2,508,921	13,522	202,258	65,000	2,659,701
Underlying shares	2,742,375	13,522	592,538	65,000	3,283,435

AIXTRON ADS	30/06/14	Exercised	Expired/Forfeited	Allocation	31/12/13
Stock options	5,590	0	0	0	5,590
Underlying shares	5,590	0	0	0	5,590

4. Employees

The total number of employees decreased from 873 on June 30, 2013 to 782 persons on June 30, 2014.

	2014		2013		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	156	20	173	20	-17	-10
Europe	503	64	591	68	-88	-15
USA	123	16	109	12	14	13
Total	782	100	873	100	-91	-10

	2014		2013		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales	66	8	72	8	-6	-10
Research and Development	287	37	315	36	-28	-9
Manufacturing and Service	327	42	379	43	-52	-14
Administration	102	13	107	12	-5	-4
Total	782	100	873	100	-91	-10

5. Management

As compared to December 31, 2013, there were the following changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2014:

Wolfgang Breme, Chief Financial Officer of the Company, has resigned from his office by mutual agreement to pursue new career opportunities outside the Company. The Supervisory Board approved the termination of his service agreement with effect as of May 31, 2014.

A new CFO will not be appointed. The Chairman of the Executive Board, Dipl.-Kfm. Martin Goetzeler, will take over the tasks previously performed by Mr. Breme.

The service agreement of the current Chief Operating Officer, Dr. Bernd Schulte was renewed until March 31, 2018.

6. Related Party Transactions

Except for the above mentioned contractual changes, AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There are no known events with a significant effect on AIXTRON’s financial statements as of June 30, 2014, which have occurred after that date and before approval of these statements.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2014 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, July 29, 2014

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: July 29, 2014